[SRSY Letterhead]

May 5, 2011

Via EDGAR Transmission

Christian T. Sandoe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Bennett Group Master Funds
File No. 811-22547

Dear Mr. Sandoe:

On behalf of the Bennett Group Master Funds (the “Registrant” or the “Trust”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), that you, Frank J. Donaty and Richard Pfordte provided via telephone to Alison M. Fuller and me on May 3, 2011, with respect to the Registrant’s initial Registration Statement on Form N-1A (the “Registration Statement”), which was filed on April 8, 2011 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning described in the Registration Statement.

The comments provided to the Registrant by the Staff focus on the investment by each series of the Registrant (each, a “Master Fund”) of up to 25% of its assets in a corresponding, wholly owned subsidiary organized under the laws of the Cayman Islands (each, a “Subsidiary”) to gain limited exposure to commodity markets in a tax efficient manner.

GENERAL COMMENTS

1.
Comment:  Add disclosure to the Trust’s prospectus or statement of additional information (“SAI”) explaining the role of the Board of Trustees of the Master Funds with regard to the activities of the Subsidiaries.

                Response:  The following disclosure has been added to the SAI, as requested.

The Subsidiaries are not registered under the 1940 Act.  Certain officers of the Adviser, who are also officers of the Trust, serve as the Directors of each Subsidiary.  Each Series wholly owns and controls its corresponding Subsidiary, and the Series and the Subsidiary are both managed by the Adviser.  Furthermore, the Trust’s Board of Trustees has oversight responsibility for the

Christian Sandoe
May 5, 2011

investment activities of each Series, including with respect to each Series’ investment in its corresponding Subsidiary.  The Board of Trustees of the Trust will oversee the activities of the Subsidiaries because of the Series’ ownership and control of the Subsidiaries, and will be able to direct the Series to withdraw from the Subsidiaries at any time.  Further, due to the Series’ ownership interests in Subsidiaries, the Board of Trustees of the Trust will be involved in any extraordinary decisions related to the Subsidiaries.

2.             Comment:  Explain how Section 15 of the 1940 Act will apply to the advisory agreement between Bennett Group Financial Services, LLC (the “Adviser”) and each of the Subsidiaries (the “Subsidiaries’ Advisory Agreements”).

Response:  The Registrant undertakes to present the Subsidiaries’ Advisory Agreement to the Registrant’s Board of Trustees for ratification at its next in-person quarterly Board meeting (currently scheduled for June 2011).  Thereafter, the Subsidiaries’ Advisory Agreement will be presented to the Registrant’s Board of Trustees for approval as part of the annual contract renewal process relating to the Master Funds.

3.             Comment:  Confirm that the Master Funds will look through to the Subsidiaries for purposes of determining the Master Funds’ compliance with their investment policies established pursuant to Section 8(b) of the 1940 Act.

Response:  The Registrant represents that the Master Funds will look through to the Subsidiaries in determining the Master Funds’ compliance with their fundamental investment policies.

4.             Comment:  It is requested that the Board of Directors of the Subsidiaries separately sign the registration statement of the Bennett Group of Funds (the “Feeder Funds”).

Response:  As requested, the Directors of the Subsidiaries, each of whom is also a Trustee and/or officer of the Feeder Funds, will separately sign the Feeder Funds’ registration statement and any amendments thereto in their capacity as Directors of the Cayman Subsidiaries.

5.             Comment:  It is requested that an undertaking be included in Part C of the Registrant’s registration statement stating that the Subsidiaries consent to the service of process by the Commission.

Response:  As requested, the Registrant included such undertaking in Part C of it registration statement.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in connection with the Staff’s review of your filing or in response to the Staff’s comments on the Registrant’s filing.

Christian Sandoe
May 5, 2011

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Alexander F. Smith
Alexander F. Smith

cc:	John Grzeskiewicz